UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central, Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

References are made to various SEC filings by Infobird Co., Ltd. (the “Company”) including but are not limited to form 6-K filed on August 17, 2023 and 424(b)(5) prospectus supplement on December 12, 2023. The Company previously announced that it will shift its business focus from mainland China to Hong Kong and other parts of the world, and it may consider winding down, spinning off or otherwise disposing of its operations in mainland China. However, due to current economic environment, further strategic outlook and other business considerations, the Company and its management team may consider expanding the Group’s operations into mainland China organically or through a merger and acquisition with a target company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOBIRD CO., LTD

Date:	June 25, 2024	By:	/s/ Yiting Song
Yiting Song, Chief Financial Officer